RIVER CAPITAL GROUP, INC.
SUITE 194, 48 PAR-LA-VILLE ROAD
HAMILTON HM II, BERMUDA

TEL: +1(441) 296 6006
FAX: +1(441) 296 1214
EMAIL: info@river.bm
www.river.bm

Via EDGAR

November 5, 2007 Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Mail Stop 7010 Washington DC 20549

Attn:  Anne Nguyen Parker
Branch Chief

RE:	River Capital Group, Inc.
Preliminary Information Statement Filed on Schedule 14C
Commission File No. 0-29463

Form 10-QSB for the quarter ended June 30, 2007 Commission File No. 0-29463

Dear Ms. Parker:

           On behalf of River Capital Group, Inc. (the “Company”), we are submitting together with this letter, via EDGAR, the Company’s revised Preliminary Information Statement on Schedule 14C, as originally filed on September 19, 2007. The revised Preliminary Information Statement is being filed in response to comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided by the letter dated October 18, 2007 from Anne Nguyen Parker, Assistant Branch Chief, to Howard J. Taylor of the Company. As requested by the Staff, we are filing this letter today as Edgarized correspondence as part of the EDGAR submission of the revised Preliminary Information Statement.

           Information in this response relating to the Company has been provided by the Company. Information relating to Sonterra or to Certain Acquired Oil and Gas Properties has been provided by Sonterra. The numbered paragraphs below set forth the Staff’s comments in bold type together with the Company’s responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Information Statement. To assist the Staff’s review, the revised Preliminary Information Statement is marked to show the changes made from the Preliminary Information Statement as originally filed.

Schedule 14C

Dissenter’s Rights of Appraisal, page 35

1.

Describe the other rights or actions that exist under state law for stockholders who are aggrieved by the reverse stock split. If there are no specific rights or actions, please eliminate this sentence.

The Company has deleted the sentence relating to other rights or actions under state law.

Unaudited Pro Forma Condensed Combined Financial Information, page 28

2.

We note your pro forma financial statements give effect to the acquisition of Certain Acquired Properties by Sonterra Resources, Inc. and the acquisition of Sonterra Resources, Inc. by RCGI. To avoid confusion in the presentation of the adjustments included in your pro forma financial statements, revise the presentation to separate the pro forma adjustments into two columns to specify which adjustments related to the two transactions. Refer to Regulation S-X, Article 11-02(b), Instruction 6.

The Company has presented the pro forma adjustments related to its acquisition of Sonterra Resources, Inc. and the acquisition of the Certain Acquired Oil and Gas Properties in two separate columns to clarify the specific transaction to which each of the pro forma adjustments relate.

3.

On a related matter, please expand your footnotes on pages 32 and 34 to the pro forma financial statements to clearly indicate the nature and calculation of each pro forma adjustment amount. Refer to Regulation S-X, Article 11-02(b)(6). Please also refer to comments below related to specific adjustments.

The notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (formerly on pages 32 and 34, now on pages 33 through 37) have been expanded to indicate the nature and calculation of the pro forma adjustments.

4.	Please revise your footnotes on pages 32 and 34 to include the disclosures required by SFAS No. 69 on a pro forma basis. Refer to SAB Topic 2D, Question 6.

Please refer to note D) on pages 35 through 37 for pro forma disclosures required by SFAS No. 69 including information regarding changes in estimated quantities of oil and gas reserves, a standardized measure of estimated discounted future net cash flows attributable to proved oil and gas reserves, and a reconciliation of the principal factors comprising the

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 2
November 5, 2007

changes in the standardized measure of discounted future net cash flows for the twelve months ended December 31, 2006.

Unaudited Pro Forma Consolidated Balance Sheet, page 29

5.	Please revise the adjustment described in note (5) to remove the common stock of Sonterra Resources. As presented, this adjustment currently reduces additional paid-in capital.

The adjustment (previously described in note (5), now described in note A)(2) on page 33 in the revised Preliminary Information Statement) has been corrected to properly reduce the common stock of Sonterra.

6.

Tell us where you have accounted for the 1% transaction fee and reimbursement of certain expenses incurred by Longview in the pro forma balance sheet. As these expenses represent a one-time charge, an adjustment to the pro forma balance sheet only with related disclosure is appropriate.

Please refer to the adjustments described at note B)(9) on page 34 for an expanded description of the 1% transaction fee and reimbursement of certain expenses incurred by Longview and how they have been accounted for in the pro forma adjustments on the pro forma balance sheet and the pro forma statements of operations presented.

7.

Tell us where you have accounted for the expected issuance of stock options in accordance with your 2007 Stock Option Plan upon closing of the Securities Exchange Transaction. Similar to above, because this adjustment is a one-time charge associated with the transaction, an adjustment to the pro forma balance sheet only and related disclosure is appropriate.

Please refer to note C) on page 35 for a description of the expected issuance of stock options pursuant to the 2007 Stock Option Plan and related disclosures that because the granting of these options is considered a nonrecurring transaction directly attributable to RCGI’s acquisition of Sonterra Resources, Inc., no pro forma adjustment is reflected on the pro forma statements of operations and that the granting of these options will have no effect on the balance sheet on the date of grant (assumed to be the balance sheet date for purposes of the pro forma balance sheet).

Notes to June 30, 2007 Unaudited Pro Forma Consolidated Statements, age 32

8.

The difference between the nature and basis for the adjustments in notes (6) and (7) is currently unclear. Please revise your notes to state how you have accounted for the acquisition of the Certain Acquired Properties by Sonterra

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 3
November 5, 2007

Resources. If you have accounted for this acquisition in accordance with SFAS 141, provide a summarized purchase price allocation detailing how the total purchase price has been determined and how this purchase price has been allocated to the acquired assets and liabilities. If you have not accounted for this acquisition in accordance with SFAS 141, explain to us how you have accounted for it.

The adjustments previously described at notes (6) and (7) are now described at notes B)(9) and B)(10), respectively, on page 34 of the revised Preliminary Information Statement. Note B)(9) has been expanded to more completely describe how certain transaction costs were accounted for in the pro forma adjustments. Note B)(10) has been expanded to provide detailed information regarding the accounting for the acquisition of Certain Acquired Oil and Gas Properties. This information includes a confirmation that the acquisition was accounted for in accordance with SFAS 141, a disclosure that the cash payment made by Sonterra was used to measure the cost of the acquired entity (assets and liabilities described as Certain Acquired Oil and Gas Properties) and detail regarding the allocation of the purchase price.

9.

Tell us what you mean by “Sonterra’s adjusted purchase price” in note (7). Please expand your notes to state how the acquisition of Sonterra by RCGI will be accounted for and the basis used to record the pro forma adjustments.

The adjustments formerly described at note (7) are now described at note B)(10) on page 34. Note B)(10) was revised to eliminate the reference to “Sonterra’s adjusted purchase price.”The acquisition of Sonterra by RCGI will be accounted for as an exchange of shares between entities under common control, as described at note A)(3) on page 33.

10.

We note you have recorded certain adjustments to proved properties and pipeline and facilities assets to reduce the carrying value of these assets as of June 30, 2007 on the carve-out financial statements. These adjustments suggest that these assets may have been impaired in the carve-out predecessor financial statements presented beginning on page F-1. Please explain to us how the amounts of these adjustments were determined. Also, tell us whether the carrying values in the predecessor financial statements were assessed for impairment. If so, describe for us the results of these impairment tests. If not, explain why not.

Sonterra did indeed determine that a portion of these assets were impaired in the carve-out predecessor financial statements presented beginning on page F-1. The audited financial statements of Certain Acquired Oil and Gas Properties were restated to reflect the impairment of the pipeline. Please see the last paragraph of note B)(10) to the pro forma financial statements for disclosure that the carrying values in the Sellers’ financial statements were assessed for impairment and the results of those assessments.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 4
November 5, 2007

11.	Please disclose the nature of the $263,453 accounts receivable pro forma adjustment.

A description of the $263,453 accounts receivable pro forma adjustment is provided at note B)(10) in connection with the disclosure regarding the accounting for the acquisition of Certain Acquired Oil and Gas Properties.

12.

Clarify the basis for the adjustment to retained earnings of $(5,304,659). Tell us why it does not equal the retained earnings and deficit amounts of Sonterra and Certain Acquired Properties to remove their respective retain earnings and deficit amounts.

Pro forma adjustment (3) is equal to the accumulated deficit balance for Sonterra; and pro forma adjustment (10) is equal to the retained earnings of Certain Acquired Oil and Gas Properties. The effect of these adjustments is that the pro forma consolidated accumulated deficit amount is equal to the accumulated deficit amount for the Company.

13.

We note the pro forma adjustments to general and administrative expenses in notes (9) and (19) on pages 32 and 34, respectively. Please expand your disclosures to specify what these amounts represent. Tell us why you believe these adjustments are factually supportable. Also, explain why corresponding amounts are not reflected within the historical financial statements of Certain Acquired Properties.

The pro forma adjustments to general and administrative expenses formerly described in notes (9) and (19) have been removed. In accordance with guidance received from the Staff in a conference call on October 23, 2007 among the undersigned, Ms. Sherry Spurlock of Sonterra, Mr. Tom Akin, of Akin, Doherty, Klein & Feuge, P.C., Sonterra’s auditors and Ms. Shannon Buskirk and Mr. Brad Skinner of the Staff, the historical financial statements of Certain Acquired Oil and Gas Properties were restated to include general and administrative expenses attributable to the properties acquired. The amounts reported were determined based on a pro rata allocation of a percentage of the Sellers’ actual total general and administrative expenses equal to the portion of the Sellers’ total capitalized oil and gas costs represented by the Sellers’ capitalized costs for the oil and gas properties acquired in the Sonterra Acquisitions.

14.

Please revise and expand your disclosures in notes (10) and (20) on pages 32 and 34, respectively to clarify the basis for accounting for the oil and gas assets in the pro forma statements. We note the financial statements of Certain Acquired Properties accounted for these assets under the full cost method. As part of your response, tell us why the adjustments result in a decrease to recognized depreciation, amortization and depletion.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 5
November 5, 2007

The adjustments previously described at notes (10) and (20) are now described at note B)(12) on page 34. This note has been modified to describe the reason for the adjustments to DD&A expense and the method used to calculate the adjustments. Also disclosed is the reason for the negative DD&A adjustment reflected for 2006. The amounts of the DD&A adjustments have been modified as a result of the impairment recognized in the financial statements for the Certain Acquired Oil and Gas Properties referred to above in response to comment 10. Note (10) on page 34 states that the oil and gas assets of Certain Acquired Oil and Gas Properties are accounted for in the pro forma statements using the Full Cost Method of accounting.

15.	Revise and expand your footnote (12) to clearly explain how the amounts included in the pro forma balance sheet were derived.

The adjustments formerly described at note (12) are now described at note A)(3) on page 33. This note has been expanded to describe how the amounts on the pro forma balance sheet were derived.

Financial Statements, page 45

Certain Acquired Oil and Gas Properties

Unaudited Financial Statements as of June 30, 2007

General

16.

As the June 30, 2007 interim period includes more than one fiscal quarter, please revise the income statements to provide the most recent interim quarter (the three months ended June 30, 2007) and the comparable quarter of the preceding fiscal year. Refer to Instructions 1 of Regulation S-B, Item 310(b).

In the October 23, 2007 conference call referred to in the response to Comment 13, we were advised that this comment was inadvertently included in the comment letter and that no response to this comment is required.

17.	Please provide footnotes to the interim financial statements of the predecessor as required by Instruction 2 to Item 310(b) of Regulation S-B.

Footnotes to the interim financial statements of the predecessor have been provided. Please refer to pages F-4 through F-7.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 6
November 5, 2007

Audited Financial Statements

Report of Independent Accounts, page F-4

18.

As the acquired properties represent the predecessor for RCGI, the financial statements of the acquired properties are considered issuer financial statements. As such, the audit report for the acquired properties must state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The audit reports accompanying the audited financial statements for Certain Acquired Oil and Gas Properties and for Sonterra Resources, Inc. have been revised by Sonterra’s auditors to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Notes to Audited Financial Statements

Note A – Summary of Significant Accounting Policies

Oil and Gas Properties, page F-9

19.

Revise the disclosure under this section to clearly explain how the costs and operations of the acquired properties have been carved out of the seller’s full cost pools. Include sufficient detail to demonstrate that the resulting costs and operations are reasonable. Indicate, if true, that management believes the costs and operations are reasonable.

The disclosures included in Note A have been revised to describe how the costs and operations of the acquired properties have been carved out of the sellers’ full cost pools. The disclosure includes a statement that management believes the costs and operations are reasonable.

20.

We note the disclosure regarding your policies with respect to evaluating oil and gas properties for impairment. As described, your policies do not appear consistent with the full cost method of accounting. Revise your policies to disclose a method that complies with the guidance of Rule 4-10(c)(4) of Regulation S-X.

The disclosures included in Note A regarding Sonterra’s accounting policies for oil and gas properties, including the evaluation of them for impairment, has been revised and expanded to make clear that the accounting methods proscribed by the full cost method as provided by Rule 4-10(c)(4) of Regulation S-X are being applied.

21.

Revise the disclosure under this note to include the information required by Rule 4-10(c)(7) of Regulation S-X. The revised disclosure should include, but not be limited to, the relevant disclosures regarding unproved properties.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 7
November 5, 2007

The disclosures included in Note A regarding the accounting policies for oil and gas properties have been expanded to include the total amount of amortization expense per equivalent unit of production. Additionally, language has been added to clarify that all capitalized costs are included in the calculation of amortization.

Income Taxes, page F9

22.	We note that you have not provided income tax expense. Explain why you believe this presentation complies with the guidance provided in the interpretive response to question 3 of SAB Topic 1-B.1.

In accordance with guidance received from the Staff in the October 23, 2007conference call, the historical financial statements of Certain Acquired Oil and Gas Properties were restated to include income tax expense. The amounts reported were determined based on applying to income before taxes for the Certain Acquired Oil and Gas Properties an estimated effective rate, blending taxes required at both the State and Federal levels.

Form 10-QSB

Item 3. Control and Procedures, page 17

23.

You state that “There have been no significant changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recent fiscal quarter…” Item 309 of Regulation S-B requires disclosure of any change in internal controls over financial reporting during the last fiscal quarter. Please provide the required disclosure in your future filings.

The Company will provide the required disclosure in its future filings.

Closing Comments

          As noted above, to assist the Staff’s review of the Revised Preliminary Information Statement, the revised Preliminary Information Statement included in the Company’s submission is marked to show the changes made, both those in response to Staff comments and updating changes and corrections as required. The Company’s submission also includes a letter from the Company acknowledging the matters set forth in the bullet points under this heading.

          Please direct any further questions or comments regarding the Preliminary Information Statement, this letter or any other related matters to the Company at (441) 296-2597. In addition, please send any additional written comments by facsimile to the Company at (441) 296-1214.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 8
November 5, 2007

Thank you for your courtesy and cooperation in connection with the Staff’s review of the Preliminary Information Statement.

Sincerely yours,

River Capital Group, Inc.

/s/ Howard J. Taylor
By
Howard J. Taylor
President and Chief Executive Officer

Enclosure

cc:	Mr. Robert Brantman
Ms Sherry Spurlock
Mark Wood, Esq.
Kirk Tucker, Esq.

Securities and Exchange Commission / Attn: Anne Nguyen Parker	Page 9
November 5, 2007